                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ____)*

                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    29 408 K
                                    --------
                                 (CUSIP number)

                                 DAVID L. MAYER.
                                 24 Albion Road
                           Lincoln, Rhode Island 02865
                                  401-834-3353
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 15, 2004
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box | |.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 pages)
                           ---------------------------

     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

     ------------------------------------------------ ----------------- -------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 2 of 10 Pages
     ------------------------------------------------ ----------------- ------------------------------------

     ------------ -------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           ROBERT C. FANCH REVOCABLE TRUST
     ------------ -------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) [X]

     ------------ -------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ -------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           PF
     ------------ -------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             [ ]

     ------------ -------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Colorado trust; grantor/trustee is citizen of United States of America

     ---------------------- ------- -------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                             4,264,705 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------
          BENEFICIALLY
            OWNED BY         8     SHARED VOTING POWER
              EACH                                            0 shares of Common Stock
           REPORTING
          PERSON WITH       ------- -------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               4,264,705 shares of Common Stock

      ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     ------------ -------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             4,264,705 shares of Common Stock (1)

     -------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                                                         | X|

Does not include: (x) 750,000 shares of Common stock directly beneficially owned by Robert C.  Fanch or (y) 1,500  shares of Common  Stock  owned by  Suzanne  C.
Fanch, the wife of Robert C. Fanch.

-------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.0%
     ------------ -------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           OO
     ------------ -------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes:  (i) 1,176,470  shares of Common Stock directly  beneficially owned by the  Robert C. Fanch  Revocable  Trust (the  "Trust"),  (ii)  1,088,235
shares of Common Stock issuable upon exercise of warrants directly  beneficially owned by the Trust and (iii)  2,000,000  shares of Common  Stock  issuable  upon conversion of convertible  debentures directly  beneficially owned by the Trust.

              ------------------------------------------------ ----------------- -------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 4 of 10 Pages
     ------------------------------------- ----------------- ------------------------------------------------
     -------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           ROBERT C. FANCH
     -------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     --------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     -------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           PF
     ------------ -------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
2(e)                                                                             [ ]

     ------------ -------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

     ---------------------- ------- -------------------------------------------------------------------------
                              7     SOLE VOTING POWER
                                                         5,014,705 shares of Common Stock (1)
           NUMBER OF
             SHARES         --------------------------------------------------------------------------------
          BENEFICIALLY
            OWNED BY          8     SHARED VOTING POWER
              EACH                                             0 shares of Common Stock
           REPORTING
          PERSON WITH      -------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               5,014,705 shares of Common Stock

                    ---- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     --------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             5,014,705 shares of Common Stock (1)
     --------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                                                         |X|

Does not include  1,500  shares of Common  Stock owned by Suzanne C. Fanch,  the wife of Robert C. Fanch.

-------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.4%
     -------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           IN
     --------------------------------------------------------------------------------------------------------

     (1)  Includes  (i) 750,000  shares of Common  Stock  beneficially  owned by
Robert C. Fanch.,  (ii) 1,176,470  shares of Common Stock directly  beneficially owned by Robert C. Fanch Revocable Trust  ("Trust"),  a trust of which Robert C.
Fanch is the trustee and  beneficiary,  (iii)  1,088,235  shares of Common Stock issuable upon the exercise of warrants directly  beneficially owned by Trust and
(iv) 2,000,000  shares of Common Stock  issuable upon  conversion of convertible debentures directly beneficially owned by Trust.

ITEM 1   Security and Issuer
------   -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide,  Inc. (the
"Company"),  with its principal  executive  offices  located at 132 Penn Avenue,
Telford,  PA 18969.  Information  given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2   Identity and Background
------   -----------------------

(a) This Statement is being filed by each of the following  persons  pursuant to
Rule 13d-1 of the  Securities  Exchange  Act of 1934,  as amended  (the  "Act"), promulgated by the Securities and Exchange  Commission (the  "Commission"):  (i)
the Robert C. Fanch  Revocable  Trust (the  "Trust"),  and (ii)  Robert C. Fanch
(collectively, the "Reporting Persons", and each a "Reporting Person").

The Trust disclaims  beneficial ownership of the shares of Common Stock owned by
Robert C. Fanch.

(b) The address of each of the  Reporting  Persons is c/o Fanch  Communications,
Inc., 1873 South Bellaire Street, Suite 1550, Denver, Colorado 80222.

(c)  Robert C.  Fanch is  Chairman  of  Conversent  Holdings,  Inc.,  a Delaware
corporation engaged in the provision of telecommunications  services.  Mr. Fanch is also  President of Fanch  Communications,  Inc., a corporation  that provides management services to various businesses.

(d) and (e)

     During the past five  years,  none of the  Reporting  Persons  has been (i)
convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  (ii)  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is  subject  to a  judgment,  decree  or  final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

The Trust is organized  under Colorado law.  Robert C. Fanch is a citizen of the
United States of America.

ITEM 3   Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

On August 17, 2001,  Robert C. Fanch,  using personal funds,  purchased  750,000 shares of the Company's common stock in a private placement for $0.42 per share, or a total price of $315,000.

On October 10, 2002, the Robert C. Fanch Revocable Trust ("Trust")  participated in the  Company's  unit  private  placement.  In  connection  with such  private placement,  the Trust,  using  available  capital,  purchased  for an  aggregate purchase price of $200,000, 1,176,470 units of the Company (each a "Unit"). Each
Unit was comprised of one share of Common Stock and one three-year warrant at an initial exercise price of $.15 per warrant to purchase one half (1/2) a share of
Common Stock.  Such warrants are exercisable  only in even lots for an aggregate initial  exercise  price  of $.30 for one  share of  Common  Stock,  subject  to adjustment upon certain events.  There are no fractional  shares. The Units were issued  pursuant  to  subscription  agreements  which also  provide  for certain registration  rights that the Company  granted to Fanch. A form of  subscription agreement, as supplemented,  as well as a form of the warrant,  purusant to such transaction are  incorporated  herein by reference as indicated by Exhibit 1 and
Exhibit 2 respectively.  Additionally, the Company supplemented the registration rights described in the subscription  agreement in a letter,  dated November 14,
2002, to the Trust. A form of such letter is attached hereto as Exhibit 3.

On  September  15,  2004,  the  Robert  C.  Fanch   Revocable   Trust  ("Trust")
participated  in a private  placement by the Company.  In  connection  with such private placement, the Trust, using available capital,  purchased (i) $1,000,000 principal  amount  of  the  Company's  4%  convertible  debentures  maturing  on
September 13, 2007 (the "Convertible  Debentures") and (ii) three-year  warrants exercisable at any time for an aggregate of 500,000 shares of Common Stock.  The debentures are convertible  into 2,000,000 shares of Common Stock. The holder of a Convertible  Debenture may immediately  convert any or all of the principal of such Convertible Debentures into shares of Common Stock at an initial conversion rate of the  principal  amount  divided by $.50 subject to adjustment in certain events. The warrants have an initial exercise price of $1.00 per share of Common
Stock,  subject to  adjustment  upon certain  events.  In addition,  pursuant to registration  rights agreements,  the Company granted each such Reporting Person certain  registration  rights  with  respect  to  the  shares  of  Common  Stock
underlying  the  Convertible   Debentures  and  the  warrants.  A  form  of  the
registration  rights  agreement  is attached  hereto as Exhibit 4. A form of the warrant and a form of the  debenture,  dated  September 13, 2004,  issued to the
Trust pursuant to such transaction, are attached hereto as Exhibit 5 and Exhibit
6, respectively.

The  foregoing  descriptions  do not purport to be complete and are qualified in their  entirety  by  reference  to the  documents  attached as Exhibit 1 through
Exhibit 6 to this Schedule 13D and which are incorporated herein by reference.

ITEM 4   Purpose of Transaction
------   ----------------------

     The Reporting Persons acquired beneficial ownership of the shares of Common
Stock for  investment  purposes.  The  Reporting  Persons  may  consider  making additional  purchases of  securities  of the Company in  open-market  or private transactions,  the extent of which purchases would depend upon prevailing market and other  conditions.  Alternatively,  the Reporting  Persons may sell all or a portion of their shares of Common Stock in open-market or private  transactions, depending upon prevailing market conditions and other factors.

ITEM 5   Interest in Securities of the Issuer
------   ------------------------------------

(a) and (b)

The following is a description of the shares  beneficially  owned by each of the
Reporting Persons. All references to the Company's issued and outstanding Common
Stock shall be deemed to mean 50,224,843,  the number of shares of Common Stock, reported by the Company to be issued and  outstanding as of July 31, 2004 before giving  effect to the  issuance of up to  2,500,000  shares upon the exercise of warrants and the conversion of Convertible Debentures by the Reporting Persons.

         (i) Amount beneficially owned:

          The Trust is the beneficial owner of 4,264,705 shares of Common Stock.
          Robert C. Fanch is the beneficial  owner of 5,014,705 shares of Common
          Stock (which  inclused the 4,264,705  shares of which the Trust is the beneficial owner.

         (ii) Percent of class:

         See Item 13 on pages 3 and 5

         (iii) Number of shares as to which the person has:

                  (1) Sole power to vote or to direct the vote:

The Reporting  Persons in the aggregate have sole power to vote 5,014,705 shares of  Common  Stock.  The Trust  has sole  power to vote or to direct  the vote of
4,264,705  hares of Common  Stock.  Robert C. Fanch has sole power to vote or to direct the vote of 750,000 shares of Common Stock.

                (2) Shared power to vote or to direct the vote:

                (3) Sole power to dispose or to direct the disposition of:

The Trust has sole  power to vote or to direct  the vote of  4,264,705  hares of
Common  Stock.  Robert C.  Fanch has sole power to vote or to direct the vote of
750,000 shares of Common Stock.  The aggregate  number of shares of Common Stock beneficially  owned by the  Reporting  Persons,  as of September  13, 2004,  was
5,014,705,  including an aggregate of 3,088,235 shares issuable upon exercise of warrants and conversion of Convertible  Debentures,  or approximately 10% of all of the outstanding shares of Common Stock.

(c) Except as  described in this  Statement  none of the  Reporting  Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the  Reporting  Persons has the right to receive or the power to direct the receipt of dividends  from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

ITEM 6   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

     Other than as  reported  herein,  none of the  Reporting  Persons  have any agreements with respect to the Common Stock or other securities of the Company.

ITEM 7   Materials to Be Filed as Exhibits
------   ---------------------------------

Exhibit 1: Form of Subscription  Agreement,  dated October 3, 2002,  between the
           Company and the Robert C. Fanch Revocable Trust  (incorporated by reference to Exhibit 10.12 to the Company's  Form S-2  Registration  Statement  filed
           January 22, 2004)

Exhibit 2: Form of Warrant,  dated October 3, 2002, issued by the Company to the
           Robert C. Fanch Revocable Trust  (incorporated  by reference to Exhibit 4.2 to the Company's Form S-2 Registration Statement filed January 22, 2004)

Exhibit 3: Form of Registration  Rights Letter,  dated November 14, 2002, issued by the Company to the Robert C. Fanch Revocable Trust

Exhibit 4: Form of  Registration  Rights  Agreement,  dated as of September  13,
           2004, between the Company and the Robert C. Fanch Revocable Trust.

Exhibit 5:  Form of  Warrant,  dated as of  September  13,  2004,  issued by the
           Company to the Trust.

Exhibit 6: Form of  Debenture,  dated as of September  13,  2004,  issued by the
           Company to the Trust

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

     Dated: November 5, 2004

                                        ROBERT C. FANCH REVOCABLE TRUST

                                      By: /s/  Robert C. Fanch
                                          ----------------------------------
                                        Name:  Robert C. Fanch
                                        Title: Trustee

                                        ROBERT C. FANCH

                                        /s/  Robert C. Fanch
                                        ____________________________________

                                  EXHIBIT INDEX

Exhibit No.       Description
------- --        -----------

Exhibit 1: Form of Subscription  Agreement,  dated October 3, 2002,  between the
           Company and the Robert C. Fanch Revocable Trust  (incorporated by reference to Exhibit 10.12 to the Company's  Form S-2  Registration  Statement  filed
           January 22, 2004)

Exhibit 2: Form of Warrant,  dated October 3, 2002, issued by the Company to the
           Robert C. Fanch Revocable Trust  (incorporated  by reference to Exhibit 4.2 to the Company's Form S-2 Registration Statement filed January 22, 2004)

Exhibit 3: Form of Registration  Rights Letter,  dated November 14, 2002, issued by the Company to the Robert C. Fanch Revocable Trust

Exhibit 4: Form of  Registration  Rights  Agreement,  dated as of September  13,
           2004, between the Company and the Robert C. Fanch Revocable Trust.

Exhibit 5: Form of  Warrant,  dated as of  September  13,  2004,  issued by the
           Company to the Trust.

Exhibit 6: Form of  Debenture,  dated as of September  13,  2004,  issued by the
           Company to the Trust